Exhibit 19.1

INSIDER TRADING: ALL EMPLOYEES

Policy Overview

This Policy governs the efforts of Digital Realty Trust, Inc., including its subsidiaries and affiliates (together, “Company”), to prevent insider trading. Preventing insider trading is necessary to comply with securities laws, including without limitation, U.S. federal and state laws and the EU Market Abuse Regulation (“MAR”), and to preserve the reputation and integrity of the Company as well as that of all persons and entities affiliated with it.

“Insider trading” is illegal and occurs when any person purchases or sells a security while in possession of inside information relating to the security. As explained below, “inside information” is information that is considered to be both “material” and “non-public.” All information that you learn about the Company, a Restricted Company (as defined below), or any other company is potentially material, non-public information until it is publicly disclosed.

Questions regarding this Policy should be directed to the Office of the General Counsel of the Company (“Securities Compliance Office” or “SCO”) at securitiescompliance@digitalrealty.com.

Who is Covered by the Policy

This Policy applies to:

●	All members of the Board of Directors (“Directors”) of the Company;
●	All officers and employees of the Company; and
●	All contractors and consultants of the Company.

The above individuals are referred to, collectively, as “Covered Persons” and, individually, as a “Covered Person” under this Policy. This Policy applies to any entities controlled by the Company.

This Policy also applies to transactions by each Covered Person’s:

(i)	spouse, children, or other relatives living in the same household (“Family Members”); and
(ii)	any entities controlled by Covered Persons and their Family Members, including any corporations, limited liability companies, partnerships, or trusts (“Related Parties”).

This Policy extends to all activities within and outside a Covered Person’s duties at the Company. Every Covered Person must review, understand, and comply with this Policy.

In addition, Covered Persons subject to the provisions of Section 16 (“Reporting Persons”) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and members of the Company’s management team that report directly to the Company’s Chief Executive Officer (“Management Members”) must comply with the preclearance requirements explained below.

Prohibition of Insider Trading and Statement of Procedures to Prevent Insider Trading

Insider Trading Policy

Covered Persons shall not purchase or sell any type of security while in possession of material, non-public information relating to the security, whether the issuer of such security is the Company, a Restricted Company, or any other company.  Covered Persons shall not directly or indirectly tip material, non-public information to anyone (as explained further below).

Exhibit 19.1

Further, Covered Persons shall not directly or indirectly communicate material, non-public information to anyone other than to disclose in the course of performing their duties for the Company on a need-to-know basis to officers and employees of the Company. In addition, material, non-public information should generally not be communicated to anyone outside the Company other than on a need-to-know basis to parties subject to confidentiality obligations or as may be required by applicable law or legal process.

Statement of Procedures to Prevent Insider Trading

The following procedures have been established, and will be maintained and enforced, by the Company to prevent inadvertent violations of applicable securities laws and to avoid the appearance of impropriety in connection with the purchase and sale of the securities of the Company or a Restricted Company. All Covered Persons must follow these procedures.

Restricted Trading Periods Applicable to All Covered Persons

Covered Persons shall not purchase or sell any Company security during the period beginning two weeks before the end of any fiscal quarter of the Company and ending two days after the public release of earnings data for such fiscal quarter (“Quarterly Blackout Period”).*†

The Company reserves the right to restrict, at its sole discretion and at any time, Covered Persons from trading in any Company or Restricted Company securities to reduce the risk of insider trading and/or in the event that potentially material, non-public information about the Company or a Restricted Company exists.

Special Restricted Trading Periods Applicable to Designated Persons

In addition to prohibitions on trading during Quarterly Blackout Periods, the Company may impose special blackout periods (i.e., periods during which certain individuals shall not purchase or sell any Company securities) on certain individuals as determined by the SCO. In the event an individual becomes subject to a special blackout period, such persons will be notified by the SCO and will be prohibited from (a) trading in Company securities*‡ until further notified that the special blackout period has ended and (b) disclosing to others, including to brokers or third-party advisors§, that a special blackout period has been designated.

The following individuals will be subject to special blackout periods as determined by the SCO:

(i)	All Reporting Persons, including Directors;
(ii)	All Management Members and their secretaries or assistants, if any;
(iii)	Certain officers of the Company (i.e., Covered Persons with titles Vice President or above);
(iv)	Certain members of designated Company departments; and

* Trading restrictions during Quarterly Blackout Periods and special blackout periods as well as preclearance requirements do not apply to: (i) transactions made under an approved 10b5-1 Plan (described below); (ii) certain transactions made in accordance with the rules governing the Employee Stock Purchase Plan (discussed further below); (iii) exercises of stock options or other equity awards, that in each case does not involve a market sale of Company securities; (iv) the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement (i.e., “net settlement”), that in each case does not involve a market sale of Company securities; or (v) vesting of equity-based awards, that does not involve a market sale of Company securities.

§ For the avoidance of doubt, you may tell your broker or third-party advisor not to trade in Company securities when you are subject to a special blackout period, however, you cannot tell your broker or third-party advisor that a special blackout period is in place.

Exhibit 19.1

(v)	Such other employees that the SCO may designate because of their position with the Company and access to potentially material, non-public information (each, a “Designated Person”).

Special blackout periods also apply to Family Members and Related Parties of Designated Persons. A Designated Person is responsible for ensuring that Family Members and Related Parties comply with this Policy.

The Designated Persons who are subject to a special blackout period may be changed by the Company, as circumstances require from time to time.

Preclearance of Trades in Company Securities Applicable to All Reporting Persons and Management Members

Reporting Persons and Management Members must preclear with the SCO all transactions in Company securities (including without limitation, acquisitions and dispositions of Company common stock, the exercise of stock options, and the sale of Company common stock issued upon exercise of stock options). If after consultation with the SCO, it is determined that the Company and/or such Reporting Person or Management Member is in possession of potentially material, non-public information, there may be no trading in Company securities.***

Preclearance of Trades in Restricted Company Securities Applicable to All Reporting Persons and Management Members

Reporting Persons and Management Members must preclear with the SCO all transactions in Restricted Company securities. If after consultation with the SCO, it is determined that the Company and/or such Reporting Person or Management Member is in possession of potentially material, non-public information regarding a Restricted Company, there may be no trading in such Restricted Company securities.

As used in this Policy, “Restricted Company” means those companies designated by the SCO, which designations may be updated from time to time and are circulated regularly (no less than once a year and at the time of any updates) to all Reporting Persons and Management Members. All Reporting Persons and Management Members are responsible for contacting the SCO regarding any transaction that potentially involves the securities of a Restricted Company.

Transactions Pursuant to 10b5-1 Plans and Preclearance of 10b5-1 Plans

Under Rule 10b-5 of the 1934 Act, a person violates insider trading laws if they trade in Company securities at a time when they are aware of material, non-public information regardless of whether they used the information in making the trade. However, Rule 10b5-1 provides for an affirmative defense to certain insider trading violations if, prior to becoming aware of the information a person, in good faith, entered into a binding contract for the sale or purchase of Company securities, provided irrevocable instructions to

* Trading restrictions during Quarterly Blackout Periods and special blackout periods as well as preclearance requirements do not apply to: (i) transactions made under an approved 10b5-1 Plan (described below); (ii) certain transactions made in accordance with the rules governing the Employee Stock Purchase Plan (discussed further below); (iii) exercises of stock options or other equity awards, that in each case does not involve a market sale of Company securities; (iv) the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement (i.e., “net settlement”), that in each case does not involve a market sale of Company securities; or (v) vesting of equity-based awards, that does not involve a market sale of Company securities.

Exhibit 19.1

another person to execute the trade, or adopted a written plan for trading securities. Such contracts, irrevocable instructions, and plans are commonly referred to as “10b5-1 Plans”. To be fully protected, a person establishing such a plan cannot deviate from or amend the plan in any respect at a time he or she is aware of any material, non-public information about the Company and must act in good faith with respect to the 10b5-1 Plan.

●	To comply with this Policy, a 10b5-1 Plan must be approved in writing by the SCO and meet the requirements of Rule 10b5-1 under the 1934 Act and applicable state securities laws.
●	Any proposed amendment to, alteration of, or deviation from an existing 10b5-1 Plan and termination of an existing 10b5-1 Plan must be approved in writing by the SCO.
●	Individuals may not adopt more than one 10b5-1 Plan at a time except for the limited circumstances permitted by Rule 10b5-1 and subject to preapproval by the SCO.
●	In connection with a request for approval, the Covered Person must provide the SCO with a copy of the 10b5-1 Plan proposed to be entered into or adopted by the Covered Person. Requests for a new 10b5-1 Plan or amendments or terminations to existing 10b5-1 Plans must be submitted for approval to the SCO at least 1 week prior to the anticipated effective date of the 10b5-1 Plan. Under Rule 10b5-1, all 10b5-1 Plans are subject to minimum waiting periods (of at least 30 days, and at least 90 days, as applicable, for Reporting Persons, including Directors) before any transaction pursuant to the Plans can begin.
●	Other than as noted above, the SCO will not consider the conformity of the 10b5-1 Plan to, or the compliance of the 10b5-1 Plan with, the requirements of Rule 10b5-1 or any applicable law, which shall be solely the responsibility of the Covered Person.

If after consultation with the SCO, it is determined that the Company and/or such Covered Person is in possession of potentially material, non-public information, the Covered Person will not be permitted to enter into, adopt, amend, or terminate the 10b5-1 Plan at such time. The Company reserves the right to publicly disclose or respond to inquiries from the media regarding the adoption, modification, or termination of a 10b5-1 Plan and non-Rule 10b5-1 trading arrangements, or the execution of transactions made under a 10b5-1 Plan. The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a 10b5-1 Plan if the SCO, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company. Compliance of a 10b5-1 Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the 10b5-1 Plan are the sole responsibility of the person initiating the 10b5-1 Plan, and none of the Company, members of the SCO, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a 10b5-1 Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a 10b5-1 Plan.

With respect to any purchase or sale under a 10b5-1 Plan, the third party effecting transactions on a Covered Person’s behalf should be instructed to send duplicate confirmations of all such transactions to the SCO.

No Covered Person shall establish, amend, or terminate a 10b5-1 Plan providing for transactions in any Company security: (i) while in possession of material, non-public information; (ii) during any Quarterly Blackout Period; or (iii) when a special blackout period applicable to such person is in effect.

Employee Stock Purchase Plan

The trading prohibitions and restrictions set forth in this Policy do not apply to periodic contributions to, or the acquisition of Company securities under, the Digital Realty Trust, Inc. 2015 Employee Stock Purchase Plan, as amended (“ESPP”), in each case, pursuant to the terms and conditions of the ESPP or the employees’ advance instructions. However, a Covered Person may not sell Company securities acquired

Exhibit 19.1

under the ESPP or initiate, alter, or terminate instructions regarding the purchase or sale of Company securities in the ESPP: (i) while aware of material, non-public information; (ii) during a Quarterly Blackout Period or when a special blackout period applicable to such person is in effect; and (iii) in the case of Reporting Persons and Management Members, prior to being precleared by the SCO. The surrender of shares to the Company in satisfaction of any tax withholding obligations in a manner permitted under the ESPP (i.e., “net settlement”) that does not involve a market sale of Company securities is permitted under this Policy.

Information Relating to the Company

Access to Information

Access to potentially material, non-public information about the Company, including the Company’s business, earnings, or prospects, should be limited to Covered Persons on a need-to-know basis. In addition, such information should generally not be communicated to anyone outside the Company. In communicating potentially material, non-public information, all Covered Persons must take care to emphasize the need for confidential treatment of such information and adherence to the Company’s policies with regard to confidential information.

Inquiries from Third Parties

Inquiries from third parties, such as industry analysts or members of the media, about the Company should be directed to the Investor Relations Department.

Limitations on Access to Company Information

The following procedures are designed to maintain confidentiality with respect to the Company’s business operations and activities:

1.	All Covered Persons should take all steps and precautions necessary to restrict access to, and secure, potentially material, non-public information by, among other things:
●	Maintaining the confidentiality of Company-related transactions;
●	Conducting business and social activities so as not to risk inadvertent disclosure of confidential information (e.g., review of confidential documents in public places should be conducted so as to prevent access by unauthorized persons);
●	Not participating in any Internet site or other mode of communication that is available to members of the public (including, but not limited to, message or bulletin boards, Twitter, Facebook, Yahoo Finance, Motley Fool, etc.) that includes posting of any information regarding the Company;
●	Restricting access to documents and files (including computer files) containing material, non-public information to individuals on a need-to-know basis (including maintaining control over the distribution of documents and drafts of documents);
●	Promptly removing and cleaning up all confidential documents and other materials from conference rooms following the conclusion of any meetings;
●	Properly disposing of confidential documents and other papers under the Company’s document retention policies after there is no longer any business or other legally required need, through shredders when appropriate;
●	Restricting access to physical areas likely to contain confidential documents or material, non-public information; and

Exhibit 19.1

●	Not discussing any Company matter in public places where the information could be overheard, such as in elevators, restrooms, hallways, restaurants, trains, airports, airplanes, Uber rides, or taxicabs.
2.	Personnel involved with potentially material, non-public information, to the extent feasible, should conduct their business and activities in areas separate from other Company activities.

Prohibited Transactions and Avoidance of Certain Aggressive or Speculative Trading

Covered Persons, their respective Family Members, and Related Parties should ordinarily not participate directly or indirectly in transactions involving trading activities, which by their aggressive or speculative nature may give rise to an appearance of impropriety. Covered Persons shall comply with the following policies with respect to certain transactions in the Company securities:

Short Sales	Short sales of the Company’s securities (a sale of securities that are not then owned) are prohibited by this Policy.
Publicly-Traded Options	Transactions in puts, calls, or other derivative securities involving the Company’s equity securities, on an exchange or in any other organized market, are prohibited by this Policy.
Hedging Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts allow a Covered Person to continue to own Company securities, but without the full risks and rewards of ownership. These transactions are prohibited by this Policy.

Purchasing Company Securities on Margin; Pledging Company Securities to Secure Margin or Other Loans

Purchasing Company securities on margin (borrowing from a brokerage firm, bank or other entity to purchase the Company’s securities) is prohibited by this Policy. Pledging the Company’s securities as collateral to secure loans is also prohibited, unless approved in advance in writing by the SCO. This prohibition means, among other things, that you cannot hold the Company’s securities in a “margin account.”

Standing Orders to Sell or Purchase Company Securities	Standing orders, including, but not limited to, limit orders and stop orders (except such orders under approved 10b5-1 Plans), are prohibited by this Policy.

Explanation of Insider Trading

“Insider trading” is illegal and refers to the purchase or sale of a security while in possession of “material”, “non-public” information relating to the security. “Securities” include not only stocks, bonds, notes and debentures, but also options, warrants, and similar instruments. “Purchase” and “sale” are defined broadly under the federal securities laws and other securities laws as may be applicable. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-stock transactions, conversions, and acquisitions and exercises of warrants or puts, calls, or other options related to a security. It is generally understood that insider trading includes the following:

●	Trading by insiders while in possession of material, non-public information;
●	Trading by persons other than insiders while in possession of material, non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; or

Exhibit 19.1

●	Communicating, disclosing, or tipping material, non-public information to others, including recommending the purchase or sale of a security while in possession of such information.

What Facts Are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell, or hold a security, or where the fact is likely to have a significant effect on the market price of the security. Material information can include information about something that is likely to happen or just that it might happen. Material information can be positive or negative.

While it is not possible to identify all information that would be deemed “material,” the following types of information ordinarily could be considered material: dividends or stock splits, corporate earnings or earnings forecasts, possible mergers or acquisitions, a change in management, the gain or loss of a significant customer or supplier, major litigation, significant borrowings or financings, defaults on borrowings, cybersecurity incidents, and bankruptcies. This is a partial list and does not include all circumstances and information that may be material.

The rules related to insider trading are often complex, not always intuitive, and carry severe consequences. If you have any questions or concerns about whether you possess potentially material, non-public information about the Company or a Restricted Company (if you are a Reporting Person or Management Member), you should contact the SCO before you buy or sell any Company or Restricted Company securities.

WHEN IN DOUBT, DO NOT TRADE.

What Is Non-Public?

Information is “non-public” if it has not been widely disseminated to the public in a Regulation FD-compliant method, such as through major newswire services, national news services or financial news services, or in a filing with the U.S. Securities and Exchange Commission (“SEC”). The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow approximately forty-eight hours following publication as a reasonable waiting period before such information is deemed to be public.

“Material, non-public information” as explained above corresponds with the definition of the term “inside information” of Art. 7 of the MAR which defines “Inside Information” as:

•	Information of a precise nature, which has not been made public;
•	Relating, directly or indirectly, to the company (in addition to other issuers where applicable) and its shares, debt instruments or to the financial instruments linked thereto; and
•	Which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments.

Who Is an Insider?

“Insiders” include all officers, directors, and employees of a company (and its subsidiaries), and anyone else who has material, inside information about a company. All officers, directors, and employees of the Company (and its subsidiaries) should consider themselves insiders with respect to material, non-public information about the Company’s business, activities, and securities. Insiders may not trade in the

Exhibit 19.1

Company’s securities while in possession of material, non-public information relating to the Company, nor tip or disclose such information to others. Trading by an insider’s Family Members or Related Parties could subject the insider to legal sanctions and disciplinary action.

Trading by Persons Other than Insiders

Insiders may be liable for communicating, or otherwise disclosing or tipping material, non-public information to a third party (“tippee”). Tippees who trade on material, non-public information tipped to them or any other individuals who trade on material, non-public information can also be liable for insider trading. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, non-public information by receiving overt tips from others or through, among other things, conversations overheard at social, business, or other gatherings.

Size of Transaction and Reason for Transaction Do Not Matter

The size of the transaction or the amount of profit received does not have to be significant to result in prosecution. The SEC performs routine market surveillance and aggressively investigates even small insider trading violations. The reason for the transaction also does not matter to result in prosecution.

Examples of Insider Trading

Examples of insider trading cases include actions brought against: (i) insiders who traded in a company’s securities after learning of significant confidential corporate developments; (ii) friends, business associates, Family Members, and other tippees of insiders who traded in company securities after receiving confidential information; (iii) government employees who learned of confidential information in the course of their employment; and (iv) other persons who misappropriated, and took advantage of, confidential information from their employers.

Post-Termination Transactions

U.S. federal and other securities laws, as well as certain foreign laws, continue to apply to transactions in Company securities even after termination of employment or contracting or consulting services. If you are in possession of material, non-public information when your service with the Company terminates, you may not trade in Company securities until that information has become public or is no longer material.

Penalties and Consequences for Insider Trading or Violating the Insider Trading Policy

The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the insider tippee, pay civil penalties up to three (3) times the profit made or loss avoided, pay a criminal penalty of up to five million dollars ($5,000,000.00), and serve a jail term of up to twenty (20) years. The Company and/or supervisors of the person violating the rules may also be required to pay major civil or criminal penalties. Furthermore, a private action may be brought against a person who trades on inside information by any person who bought or sold before the inside information became public, not just the person from whom the securities were bought or to whom the securities were sold. Insider trading violations are not limited to violations of the U.S. federal securities laws. Other U.S. federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud, and the Racketeer Influenced and Corrupt Organizations Act (RICO), also may be violated upon the occurrence of insider trading.

Exhibit 19.1

Pursuant to the MAR, intentionally infringing the prohibition on insider dealing (Art. 14 a) MAR), recommending that another person engage in insider dealing or inducing that person to engage in insider dealing (Art. 14 b) MAR), and unlawfully disclosing inside information (Art. 14 c) MAR) are subject to imprisonment or the imposition of a fine pursuant to Section 38 para. 3 of the German Securities Trading Act (Wertpapierhandelsgesetz - WpHG). Any attempt to engage in any of the above acts is also subject to criminal sanctions. Disciplinary sanctions, including administrative fines of up to €10 million under the German Administrative Offense Act (OWiG, “Gesetz über Ordnungswidrigkeiten”), may also be imposed on a company for commission by the company’s employees or representatives of any of the acts.

Other applicable securities laws similarly impose penalties for violations of such laws.

In addition, violation of this Policy could result in serious disciplinary actions by the Company, including termination of employment.

Inquiries Related to the Insider Trading Policy

Please send any inquiries about this Policy to securitiescompliance@digitalrealty.com.

Policy Revised May 9, 2024

Exhibit 19.1

The following are Restricted Companies:

[*]

Annex A Revised January 15, 2024

[*] Confidential information has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.